Exhibit 3.1

ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390) USE BLACK INK ONLY - DO NOT HIGHLIGHT ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) 1.         Name of corporation:
 Inka Productions, Corp.
2.	The articles have been amended as follows: (provide article numbers, if available)
Article 1 is hereby deleted and replaced in its entirety with the following: "The name of the Corporation shall be Texas South Energy, Inc.”
Article 3 is hereby amended as set forth on the attached Exhibit A. 3.         The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 55,900,000 or 84%
4.	Effective date and time of filing: (optional)
Date:10-25-13 Time: 12:00 PM
5.	Signature: (required)
(must not be later than 90 days after the certificate is filed) Signature of Officer *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof. IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected. This form must be accompanied by appropriate fees. Nevada Secretary of State Amend Profit-After Revised: 8-31-11

INKA PRODUCTIONS CORP

AMENDMENT TO CERTIFICATE OF INCORPROATION

Exhibit A

Article 3 is hereby amended to increase the authorized shares of common stock from 75,000,000 to 950,000,000 with a par value of $0.001.  The number of authorized shares of common stock and the par value are not affected by the 3 for 1 forward split that the Company is affecting contemporaneously with the filing of this Amendment.

Article 3 is further amended to include “ Preferred Capitalization.  The Corporation shall have the authority to issue 50,000,000 shares of blank check preferred stock par value $0.001 per share (“Preferred Stock”).  Shares of Preferred Stock of the Corporation may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation prior to the issuance of any shares thereof.  Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time.”